SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Material Fact

GOL Receives Notice of Non-Binding Memorandum of Understanding from Abra

São Paulo, January 15, 2025 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4) (“Company” or “GOL”), one of the leading airlines in Brazil, in compliance with article 157, paragraph 4th, of Brazilian Law No. 6,404/1976 and the Brazilian Securities Commission (Comissão de Valores Mobiliários or the “CVM”) Resolution No. 44/2021, informs its shareholders and the general market that the Company has received notice from Abra Group Limited (“Abra”), the largest secured creditor of GOL and the majority investor of GOL and Avianca Group International Limited, one of the leading airlines in Colombia, Ecuador and Central America, that Abra and Azul S.A. (“Azul”) have signed a non-binding Memorandum of Understanding (“MoU”) today with the intent to explore a combination of business in Brazil. GOL is not a party to the MoU.

GOL was informed that the MoU announced today is an initial stage of a negotiation process between Abra and Azul to explore the feasibility of a potential transaction. The agreement has no impact on GOL’s strategy, conduct of business or day-to-day operations. The Company remains focused on completing the remaining steps in its ongoing Chapter 11 proceedings with the goal of emerging from its restructuring process as a well-capitalized, standalone company.

As set forth in the MoU, such a transaction would be subject to the consummation of GOL’s Chapter 11 Plan of Reorganization, as well as other closing conditions and approvals to be negotiated in connection with the potential transaction.

Under the terms of the MoU, should such a transaction be consummated, the two companies would be expected to keep their independent brands and operating certificates.

Abra and Azul have also agreed in the MoU to a business principle that any combination will result in net leverage of the combined entity that will be at least comparable to the net leverage of GOL immediately preceding the closing of the potential transaction.

For further information on the potential transaction, please see the MoU sent by Abra to the Company, available for consultation on the websites of the Company (www.voegol.com.br/ir), the CVM (gov.br/cvm) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (b3.com.br).

About GOL Linhas Aéreas Inteligentes S.A

GOL is one of Brazil's leading airlines and is part of the Abra Group. Since it was founded in 2001, the company has had the lowest unit cost in Latin America, democratizing air transport with the aim of “Being the First for All”. GOL has alliances with American Airlines and Air France-KLM and offers customers more than 60 codeshare and interline agreements, making connections to any place served by these partnerships more convenient and easier. GOL also has the Smiles loyalty program and GOLLOG for cargo transportation, which serves various regions in Brazil and abroad. The company has 13,900 highly qualified professionals focused on safety, GOL's number one value, and operates a standardized fleet of 138 Boeing 737 aircraft. The Company's shares are traded on B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Investor Relations

ir@voegol.com.br

www.voegol.com.br/ir

Disclaimers

This material fact does not constitute or form part of any offer or invitation to purchase, otherwise acquire, issue, subscribe for, sell or otherwise dispose of any of GOL’s securities, nor any solicitation of any offer to purchase, otherwise acquire, issue, subscribe for, sell, or otherwise dispose of any such securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 15, 2025

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer